SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

(Page 1 of 13 Pages)

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 4,610,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 4,610,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,610,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,463 Shares
	8	SHARED VOTING POWER 5,293,326 Shares (1)
	9	SOLE DISPOSITIVE POWER 54,463 Shares
	10	SHARED DISPOSITIVE POWER 5,293,326 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,789 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation, 136,019 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Joan Byrne Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,246,488 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,246,488 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,488 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 136,019 shares held by the Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Joan Byrne Hall 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 636,019 Shares (1)
	8	SHARED VOTING POWER 4,657,307 Shares (2)
	9	SOLE DISPOSITIVE POWER 636,019 Shares (1)
	10	SHARED DISPOSITIVE POWER 4,657,307 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,293,326 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 136,019 shares held by the James B. Byrne 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the James B. Byrne 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 636,019 Shares (1)
	8	SHARED VOTING POWER 4,657,307 Shares (2)
	9	SOLE DISPOSITIVE POWER 636,019 Shares (1)
	10	SHARED DISPOSITIVE POWER 4,657,307 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,293,326 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 136,019 shares held by the Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Thomas F. Byrne, II 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust and 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,712 Shares
	8	SHARED VOTING POWER 6,062,862 Shares (1)
	9	SOLE DISPOSITIVE POWER 120,712 Shares
	10	SHARED DISPOSITIVE POWER 6,062,862 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,183,574 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, 46,838 shares held by the Barbara Bradley Baekgaard Family Foundation, 532,036 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Anne-Marie Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,405,555 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 4,610,469 Shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,016,024 Shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 532,036 shares held by the Michael C. Ray 2009 Grantor Retained Annuity Trust, 173,519 shares held by the Anne-Marie Ray 2015 Grantor Retained Annuity Trust, 200,000 shares held by the Anne-Marie Ray 2016 Grantor Retained Annuity Trust #1 and 500,000 shares held by the Anne-Marie Ray 2017 Grantor Retained Annuity Trust #1.
(2)	Includes 4,610,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS Barbara Bradley Baekgaard Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 46,838 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 46,838 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,838 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 13 Pages

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D, as such schedule has previously been amended (the “Schedule 13D”), filed by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan Byrne Hall, Michael C. Ray, James B. Byrne, Thomas F. Byrne, II, Anne-Marie Ray and the Barbara Bradley Baekgaard Foundation (the “Foundation” and, collectively with the persons and entities named above, the “Reporting Persons”) with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 35,965,184 outstanding shares of Common Stock of the Issuer as of August 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2017. In computing the number of shares of Common Stock beneficially owned by a person, common shares subject to options, warrants or rights, if any, held by that person that are currently exercisable or are exercisable or vest within 60 days of the date hereof are deemed outstanding with respect to that person but are not deemed outstanding with respect to any other person.

See Item 3 for a description of transfers of shares of Common Stock among the Reporting Persons.

On September 5, 2017, Michael C. Ray and entities related to Mr. Ray and some of the other Reporting Persons listed in the table below sold an aggregate of 950,000 shares of the Issuer’s Common Stock in the public trading markets, in each case at a sales price of $8.23 per share.

Name	Number of Shares Sold
Michael C. Ray	71,250
Michael C. Ray 2009 Grantor Retained Annuity Trust	166,250
Joan Byrne Hall 2015 Grantor Retained Annuity Trust	173,519
Joan Byrne Hall 2016 Grantor Retained Annuity Trust #1	63,981
James B. Byrne 2015 Grantor Retained Annuity Trust	173,519

CUSIP No. 92335C106	SCHEDULE 13D	Page 11 of 13 Pages

Name	Number of Shares Sold
James B. Byrne 2016 Grantor Retained Annuity Trust #1	63,981
Thomas F. Byrne, II 2015 Grantor Retained Annuity Trust	173,519
Thomas F. Byrne, II 2016 Grantor Retained Annuity Trust #1	63,981

Total	950,000

Except as otherwise set forth above, during the past 60 days, none of the Reporting Persons engaged in reportable transactions in the Issuer’s Common Stock.

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2017

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

BARBARA BRADLEY BAEKGAARD FAMILY FOUNDATION

By:	/s/ Joan Byrne Hall
Joan Byrne Hall
Trustee

By:	/s/ James B. Byrne
James B. Byrne
Trustee

By:	/s/ Anne-Marie Ray
Anne-Marie Ray
Trustee

By:	/s/ Thomas F. Byrne, II
Thomas F. Byrne, II
Trustee

By:	/s/ Barbara B. Baekgaard
Barbara B. Baekgaard
Trustee

/s/ Robert J. Hall
Robert J. Hall

/s/ Joan Byrne Hall
Joan Byrne Hall

Page 13 of 13 Pages

/s/ Michael C. Ray
Michael C. Ray

/s/ James B. Byrne
James B. Byrne

/s/ Thomas F. Byrne, II
Thomas F. Byrne, II

/s/ Anne-Marie Ray
Anne-Marie Ray